FOR IMMEDIATE RELEASE	February 16, 2018

Micromem: Update

Toronto, New York, February 16, 2018: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces:

The completion of a $83,500 USD debenture and a $63,000 USD debenture for a 12-month term, bearing interest rates of twelve percent (12%) per annum compounded daily. The Company has an option to repay the debenture within the first 6 months of the 12-month term. The funds have been used to repay previously unsecured debentures, that have now matured to pay down outstanding accounts payable and/or for general working capital purposes.

In addition, 1,179,416 shares were issued at a price of $0.07125 USD to repay a debenture totaling $84,033 USD, including interest, initially secured in July, 2017.

The Company renewed a convertible unsecured debenture totaling CAD$180,000 as secured in February, 2017 with a maturity date of June 9, 2018 and a conversion price of CAD$0.17, all other terms remain unchanged.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:        NASD OTC-QB - Symbol: MMTIF
                       CSE - Symbol: MRM
Shares issued: 233,491,704
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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